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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                           IDINE REWARDS NETWORK INC.
                       (Name of Subject Company (issuer))

                           IDINE REWARDS NETWORK INC.
                              (OFFEROR AND ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))

            SERIES A SENIOR CONVERTIBLE REDEEMABLE PREFERRED STOCK,
                            PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    45168A209
                      (Cusip Number of Class of Securities)

                                GENE M. HENDERSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           IDINE REWARDS NETWORK INC.
                            11900 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33181
                                 (305) 892-3340
                              (305) 892-3342 (FAX)
           (Name, Address And Telephone Number of Person Authorized To
         Receive Notices And Communications on Behalf of Filing Persons)


                                 WITH A COPY TO:

                            STEPHEN P. FARRELL, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6050
                              (212) 309-6273 (FAX)

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                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION                          AMOUNT OF FILING FEE
            $26,280,000                                      $5,256

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,474,576 shares, or 61.1% of the outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock. The amount of the filing fee is based upon the offer price of $10.62 per share of Series A Preferred Stock acquired pursuant to Rule 0-11.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:           $5,256
         Form or Registration No.:         Tender Offer Statement on Schedule TO
         Filing Party:                     iDine Rewards Network Inc.
         Date Filed:                       June 13, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.
         [ ]   third-party tender offer subject to Rule 14d-1.
         [X]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

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     This Amendment No. 4 to Tender Offer Statement on Schedule TO amends the
Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 13, 2002 by iDine Rewards Network Inc., a Delaware corporation (the "Company"), and is related to the Company's offer to purchase for cash up to 2,474,576 shares, or 61.1% of the currently issued and outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock, par value $0.10 per share (the "Series A Preferred Stock"), of the Company. The Company is offering to purchase the Series A Preferred Stock at a purchase price of $10.62 per share, net to the sellers in cash, without interest, subject to the terms and conditions set forth in the Offer to Purchase, dated June 13, 2002, and in the related Letter of Transmittal.

ITEM 11.   ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     The Company announced today the final results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, July 15, 2002. The guaranteed delivery period expired at 12:00 midnight, New York City time, on Thursday, July 18, 2002.

     An aggregate of 3,176,570 shares of Series A Preferred Stock were validly tendered and not withdrawn pursuant to the Offer (including 55,499 shares of Series A Preferred Stock tendered pursuant to notices of guaranteed delivery).

     The Company has accepted for purchase and paid for 2,474,576 shares of Series A Preferred Stock tendered in the Offer at a price of $10.62 per share. The final proration factor for the Offer is 77.90088 percent. The Depositary will return to stockholders shares of Series A Preferred Stock not accepted as a result of the proration. Tendering stockholders will also receive a payment in lieu of cash dividends for the period July 1 through July 15, 2002 equal to $0.006041667 per share of Series A Preferred Stock accepted in the Offer.

     On July 19, 2002, the Company issued a press release announcing the final results of the Offer. A copy of the Company's press release, dated July 19, 2002, is attached hereto as Exhibit (a)(5)(C) and incorporated herein by reference.

ITEM 12.   MATERIALS TO BE FILED AS EXHIBITS

     Item 12 is hereby amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(C) Press Release of the Company, dated July 19, 2002, announcing final results of the Offer.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    IDINE REWARDS NETWORK INC.


                                    By:  /s/  Stephen E. Lerch
                                         --------------------------------------
                                         Name:   Stephen E. Lerch
                                         Title:  Executive Vice President and
                                                 Chief Financial Officer

Dated: July 19, 2002

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

(a)(5)(C) Press Release of the Company, dated July 19, 2002, announcing final results of the Offer.